Mail Stop 4561

October 30, 2009

Via U.S. Mail and Facsimile at (952) 946-4564

Bernard P. Aldrich, Chief Executive Officer
Rimage Corporation
7725 Washington Avenue South
Minneapolis, MN 55439

> **Re: Rimage Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on March 16, 2009**
> **File No. 000-20728**

Dear Mr. Aldrich:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Marketing and Distribution, page 4

1.   You state that the company derived 15% and 11% of its revenues from two distributors and that sales to one of the company's strategic partners represented 10% of revenues in 2008. Please identify the customers that represent 10% or more of your consolidated revenues and provide a description of your contractual arrangements with these customers. See Item 101(c)(vii) of Regulation S-K. Also, tell us why you have not filed any agreements with these significant customers pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Manufacturing, page 5

2.   We note your disclosures on page 5 and 9 that you rely on single source suppliers
        for certain components and that any delays or constraints in supplies could
        adversely affect your business operations. To the extent you are materially
        dependent on limited and single source suppliers, you should include in the
        business section a brief description of the material terms of your agreements with
        the suppliers. Further, please tell us what consideration you gave to filing such
        agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation
        S-K.

Item 9A. Controls and Procedures

a) Evaluation of Disclosure Controls and Procedures, page 51

3.   We note your disclosure that the Chief Executive Officer and Chief Financial
        Officer concluded that your disclosure controls and procedures were effective. In
        your response letter, please confirm, if true, that your officers concluded that your
        disclosure controls and procedures were effective using the definition of disclosure
        controls and procedures set forth in Rule 13a-15(e) under the Exchange Act. In
        future filings, please expressly tie your effectiveness conclusion to the definition of
        disclosure controls and procedures as set out in Rule 13a-15(e) under the Exchange
        Act, or recite the definition.

b) Changes in Internal Control Over Financial Reporting, page 51

4.   Your disclosure in response to Item 308(c) of Regulation S-K regarding changes in
        internal control over financial reporting should be given with regard to your fourth
        fiscal quarter; however, you have provided a statement that there have been no
        changes "during the fiscal quarter covered by this report." Please tell us whether
        there were any changes in your internal control over financial reporting during the
        fourth fiscal quarter ending December 31, 2008 and provide a representation that
        you will conform your disclosure to the Item requirement in future filings.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 20 (Incorporated by Reference from
Definitive Proxy Statement Filed April 9, 2009)

5.   You disclose that you compared your compensation practices to a market group
        "consisting of similar-sized publicly held and privately-held companies" and that
        you determined the base cash compensation for your named executive officers with
        reference to the 50th percentile of the base pay for similar employees at other
        companies in the market group. It appears that you engaged in benchmarking.
        Please disclose the component companies that comprise the market group. See

Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Regulation S-K
Compliance & Disclosure Interpretations available at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your response to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have any questions. If you require further assistance you may me at (202) 551-3456. If, thereafter, you require additional assistance, you may contact Barbara Jacobs, Assistant Director at (202) 551-3730.

Sincerely,

Matthew Crispino
Attorney-Advisor